SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29440]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 24, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September, 2010. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 19, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Ashport Mutual Fund Trust [File No. 811-10301]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 15, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,231 incurred in connection with the liquidation were paid by State Trust Capital, applicant's investment adviser.

Filing Dates: The application was filed on August 24, 2009, and amended on September 1, 2010.

Applicant's Address: 800 Brickell Ave., Suite 100, Miami, FL 33131.

First Trust Value Line R & Ibbotson Equity Allocation Fund [File No. 811-21517]

Summary: Applicant, a closed-end investment management, seeks an order declaring that it has ceased to be an investment company. On December 8, 2006, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $259,859 incurred in connection with the liquidation were paid by applicant and First Trust Advisors L.P., applicant's investment adviser.

Filing Dates: The application was filed on May 28, 2009, and amended on September 17, 2010.

Applicant's Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

First Trust Value Line R 100 Fund [File No. 811-21336]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 15, 2007, applicant transferred its assets to a corresponding series of First Trust Exchange-Traded Fund, based on net asset value. Expenses of approximately $99,040 incurred in connection with the reorganization were paid by First Trust Advisors L.P., applicant's investment adviser.

Filing Dates: The application was filed on May 28, 2009, and amended on September 15, 2010.

Applicant's Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

First Trust Value Line Dividend Fund [File No. 811-21381]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. On December 15, 2006, applicant transferred its assets to a

corresponding series of First Trust Exchange-Traded Fund, based on net asset value. Expenses of

approximately $199,034 incurred in connection with the reorganization were paid by applicant and

First Trust Advisors L.P., applicant's investment adviser.

Filing Dates: The application was filed on May 28, 2009, and amended on September 15, 2010.

Applicant's Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

M&I Special Institutional Funds, Inc. [File No. 811-22232]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant has never made a public offering of its securities and does not propose to make a public

offering or engage in business of any kind.

Filing Dates: The application was filed on August 24, 2010, and amended on September 22, 2010.

Applicant's Address: 111 East Kilbourn Ave., Suite 200, Milwaukee, WI 53202.

DWS Advisor Funds III [File No. 811-6576]
DWS Investments Trust [File No. 811-8006]
DWS RREEF Securities Trust [File No. 811-9589]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company.

 On July 10, 2006, August 21, 2006, and July 10, 2006, respectively, applicants transferred their

assets to corresponding series of DWS Advisor Funds, based on net asset value. Applicants

incurred no expenses in connection with the reorganizations.

Filing Dates: The applications were filed on August 11, 2010, and amended on September 23,

2010.

Applicants' Address: 345 Park Ave., New York, NY 10154.

DWS Advisor Funds II [File No. 811-7347]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 10, 2006, applicant transferred its assets to DWS U.S. Bond Index Fund and DWS EAFE Equity Index Fund, each a series of DWS Institutional Funds, based on net asset value. Applicant incurred no expenses in connection with the reorganization.

Filing Dates: The application was filed on August 11, 2010, and amended on September 23, 2010.

Applicant's Address: 345 Park Ave., New York, NY 10154.

OFI Tremont Core Strategies Hedge Fund [File No. 811-21110]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 1, 2010, applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on August 27, 2010.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Sycuan Funds [File No. 811-21401]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 1, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $600 incurred in connection with the liquidation were paid by Sycuan Capital Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on September 9, 2010.

Applicant's Address: 1530 Hilton Head Rd., Suite 210, El Cajon, CA 92019.

SGM Funds [File No. 811-22247]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 14, 2010, applicant made its final liquidating distribution to its shareholders, based on net asset value. Expenses of $2,050 incurred in connection with the liquidation were paid by SGM Funds Management, LLC, applicant's investment adviser.

Filing Dates: The application was filed on June 30, 2010, and amended on September 14, 2010.

Applicant's Address: 8000 Town Centre Dr., Suite 400, Broadview Heights, OH 44147.

National Retail Fund I [File No. 811-22197]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 15, 2010.

Applicant's Address: 4020 S. 147th St., Omaha, NE 68137.

Federated International Small Company Opportunity Fund [File No. 811-10131]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 14, 2010.

Applicant's Address: Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-7561.

MLIG Variable Insurance Trust [File No. 811-21038]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 11, 2009, October 23, 2009, and June 22, 2010, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of approximately $186,650 incurred in connection with the liquidation were paid by Roszel Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on June 29, 2010.

Applicant's Address: 1700 Merrill Lynch Drive, Pennington, NJ 08534.

Modern Woodmen of America Variable Account [File No. 811-10497]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. All previously issued policies have been surrendered and the applicant has distributed all of its assets to its shareholders. Applicant incurred expenses of $6,959.50 in connection with the liquidation.

Filing Dates: The application was filed on June 8, 2010, and amended on August 31, 2010.

Applicant's Address: 1701 1st Avenue, Rock Island, Illinois 61201

Kemper Investors Life Insurance Company Separate Account – 3 [File No. 811-22161]

Summary: Applicant, a unit investment trust registered under the Investment Company Act of 1940, seeks an order declaring that it has ceased to be an investment company. Applicant states that it has no contractowners and no outstanding contracts that allocate premiums and contract value to the Separate Account. The contract registered on Form N-4 and offered out of the Separate Account (File No. 333-148489) was sold to only one (1) contractowner; that sale occurred on April 20, 2009. That one (1) contract was surrendered on November 24, 2009. Because the Depositor has decided to discontinue sales of the contract and has no plans to develop any other variable annuity contracts that would be supported by the Separate Account, and because there are currently no assets in the Separate Account or its subaccounts, the Depositor has determined that it will not use the Separate Account as a funding medium to support reserves for future sales of any other variable annuity contract and that the Separate Account should be deregistered.

Filing Dates: The application was filed on March 24, 2010 and an amended application was filed on September 22, 2010.

Applicant's Address: 1400 American Lane, Schaumburg, IL 60196.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary